Loma Negra Reports 4Q23 results Buenos Aires, March 6, 2024 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended December 31, 2023 (our “4Q23 Results”). FY23 Key Highlights  Net revenues decreased 6.6% YoY to Ps. 422,161 million (US$ 790 million) mainly driven by the top line decrease in our core segment, Cement, while the positive performance of Concrete and Aggregates compensated the result of the Railroad segment.  Consolidated Adjusted EBITDA reached Ps. 100,351 million, decreasing 25.7% YoY in adjusted pesos, while in dollars it reached 252 million, with a decrease of 12.7% YoY. The YoY comparison is affected by a non-core asset sale in 4Q22.  Consolidated Adjusted EBITDA margin stood at 23.8%, contracting 610 basis points from 2022. Excluding the result of the asset sale in 2022, the contraction would have amounted to 378 basis points.  Net income was Ps. 10,305 million, showing an increase of 70.7% YoY.  During FY23, we distributed dividends for Ps. 39.4 billion (US$ 120 million), Ps. 67.53 per outstanding share (Ps. 337.63 per ADR).  Loma Negra is presenting its third Sustainability Report for the fiscal year 2023, with the goal of sharing with all our stakeholders our journey and commitment to sustainable development. 4Q23 Key Highlights  Net sales revenues decreased by 13.2% YoY to Ps. 99,398 million (US$ 182 million), mainly explained by a top line decrease in the Cement segment, with the other businesses following the same trend as our main segment.  Consolidated Adjusted EBITDA reached Ps. 22,678 million, decreasing 44.7% YoY in adjusted pesos, while in dollars it reached 61 million, down 33.0% from 4Q22. Excluding the extraordinary result from the base of comparison, the decrease in pesos stood at 25.8%.  The Consolidated Adjusted EBITDA margin stood at 22.8%, contracting 1,302 basis points YoY from 35.8%. Excluding the result of the asset sale in 2022, the contraction would have amounted to 389 basis points.  Net Loss of Ps. 19,780 million, down from a gain of Ps. 22,746 million in the same period of the previous year, mainly explained by a higher financial cost.  The Company issued its Class 4 of domestic bonds in the total principal amount of US$ 10.0 million, with an interest rate of 6% p.a. and with maturity in the second quarter of 2026.  Net Debt stood at Ps. 140.636 million (US$ 174 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 1.40x compared with 0.37x in FY22. Mainly due to the devaluation of the peso in December 2023. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the fourth quarter of 2023, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We have reached the end of a very challenging year for Argentina, where the construction industry has shown all its resilience, allowing me to present another solid year for LOMA. Despite the lower volumes of the fourth quarter, affected by the lower level of activity due to the electoral period and the following change of administration, the industry showed strong adaptability to the economic environment and closed the year with the second-best dispatch volume in history, only behind the record reached in 2022. We are very satisfied with the results achieved in these challenging conditions, ratifying the position of leadership of LOMA, fulfilling our role as key players of the industry in Argentina, being close to our clients, suppliers, and other stakeholders. Working together, we can address the challenges our country faces, confident in our ability to bolster its growth potential once a less volatile environment is achieved. Also, with great satisfaction, we publish a new edition of Loma Negra's Sustainability Report to share with all our stakeholders our work and commitment to sustainable development. We are continuously evolving and progressing towards becoming a company dedicated to addressing the challenges and demands of our environment. It is a path we traverse with responsibility. This sustainability report mirrors our journey. I encourage you to read it to discover the most noteworthy achievements of our company.”

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	99,398	114,483	-13.2%	422,161	451,954	-6.6%
Gross Profit	26,018	30,375	-14.3%	105,907	122,049	-13.2%
Gross Profit margin	*26.2%*	*26.5%*	*-36 bps*	*25.1%*	*27.0%*	*-192 bps*
Adjusted EBITDA	22,678	41,021	-44.7%	100,351	134,981	-25.7%
Adjusted EBITDA Mg.	*22.8%*	*35.8%*	*-1,302 bps*	*23.8%*	*29.9%*	*-610 bps*
Net Profit (Loss)	(20,188)	23,207	n/a	9,681	5,627	72.0%
Net Profit (Loss) attributable to owners of the Company	(19,780)	22,746	n/a	10,305	6,037	70.7%
EPS	(33.9003)	38.9166	n/a	17.6599	10.3144	71.2%
Average outstanding shares (*)	583	584	-0.2%	583	585	-0.3%
Net Debt	140,636	49,388	184.8%	140,636	49,388	184.8%
Net Debt /LTM Adjusted EBITDA	1.40x	0.37x	2.83x	1.40x	0.37x	2.83x

(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,		
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	81,222	34,933	132.5%	233,339	109,243	113.6%
Adjusted EBITDA	27,022	14,742	83.3%	74,408	37,758	97.1%
Adjusted EBITDA Mg.	*33.3%*	*42.2%*	*-893 bps*	*31.9%*	*34.6%*	*-267 bps*
Net Profit (Loss)	(32,668)	8,962	n/a	(17,110)	14,009	n/a
Net Debt	140,636	49,388	184.8%	140,636	49,388	184.8%
Net Debt /LTM Adjusted EBITDA	1.40x	0.37x	2.83x	1.40x	0.37x	2.83x

In million US$	Three-months ended December 31,			Twelve-months ended December 31,		
	2023	2022	% Chg.	2023	2022	% Chg.
Ps./US$, av	445.34	162.70	173.7%	295.21	130.81	125.7%
Ps./US$, eop	808.48	177.13	356.4%	808.48	177.13	356.4%
Net revenue	182	215	-15.1%	790	835	-5.4%
Adjusted EBITDA	61	91	-33.0%	252	289	-12.7%
Adjusted EBITDA Mg.	*33.3%*	*42.2%*	*-893 bps*	*31.9%*	*34.6%*	*-267 bps*
Net Profit (Loss)	(73)	55	n/a	(58)	107	n/a
Net Debt	174	279	-37.6%	174	279	-37.6%
Net Debt /LTM Adjusted EBITDA	1.40x	0.37x	2.83x	1.40x	0.37x	2.83x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended December 31,			Twelve-months ended December 31,		
		2023	2022	% Chg.	2023	2022	% Chg.
Cement, masonry & lime	MM Tn	1.52	1.69	-10.1%	6.42	6.72	-4.5%
Concrete	MM m3	0.12	0.15	-17.5%	0.58	0.58	0.2%
Railroad	MM Tn	1.00	1.09	-9.0%	4.20	4.54	-7.5%
Aggregates	MM Tn	0.29	0.33	-12.3%	1.29	1.24	3.9%

[2] Sales volumes include inter-segment sales

Sales volumes of Cement, masonry, and lime during 4Q23 decreased by 10.1% to 1.5 million tons. Even though the lower volume was across both dispatch modes, the bulk mode of dispatch was impacted by the political transition and the economic environment, especially in the last month of the period. The bagged cement showed a more moderate decrease, following the trend of the previous quarters.

In terms of the volume of the Concrete segment, it exhibited a decrease of 17.5% YoY. Projects carried out by the private sector began the quarter at a promising pace but experienced a slowdown in December. Conversely, public sector works were significantly impacted by the transition in the national administration and the prevailing political context. Similarly, volumes for the Aggregates segment declined by 12.3%

The volumes of the Railway segment experienced a contraction of 9.0% compared to the same quarter of 2022. The lower level of activity in the construction sector impacted our main cargo shippers, especially in Aggregates. Additionally, the storm that hit Bahía Blanca in December temporarily knocked out of service the two plants from which we transport chemicals.

For fiscal year 2023, our main segment, Cement, masonry and lime, registered a year-on-year decrease of 4.5%, mainly explained by the soft dynamic of the economy in the second semester, affected by the election process. The bagged cement was more impacted by this environment, partially compensated by bulk dispatches, that ended the year in positive figures, primarily for the performance during the first half of the year.

The Concrete segment ended the year almost flattish with an increase of 0.2%, while the Aggregates segments was up 3.9% YoY. Concrete demand was one of the principal drivers of the growth in bulk cement shipments, dispatch mode that ended the year with positive growth figures, primarily on the back of the volumes posted in the first half of the year.

The volume of the Railroad segment experienced a decrease of 7.5%, primarily attributed to lower transported volumes of construction materials and fracsand. The transportation market in 2023 was characterized by being affected by the poor harvest due to the strong drought, which caused grain trucks to shift to other sectors, affecting our main transportation flows, specifically for construction materials.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	99,398	114,483	-13.2%	422,161	451,954	-6.6%
Cost of sales	(73,379)	(84,108)	-12.8%	(316,254)	(329,905)	-4.1%
Gross profit	**26,018**	**30,375**	**-14.3%**	**105,907**	**122,049**	**-13.2%**
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(9,959)	(9,965)	-0.1%	(38,666)	(38,959)	-0.8%
Other gains and losses	(79)	10,940	n/a	918	10,542	-91.3%
Impairment of property, plant and equipment	-	-	n/a	-	-	n/a
Tax on debits and credits to bank accounts	(1,082)	(1,187)	-8.9%	(4,677)	(4,532)	3.2%
Finance gain (cost), net						
Gain on net monetary position	54,584	19,055	186.5%	138,760	42,810	224.1%
Exchange rate differences	(73,152)	(9,359)	681.6%	(117,212)	(23,104)	407.3%
Financial income	166	585	-71.7%	5,710	5,065	12.7%
Financial expense	(18,923)	(9,096)	108.0%	(73,323)	(79,607)	-7.9%
Profit (Loss) before taxes	**(22,427)**	**31,348**	**n/a**	**17,418**	**34,264**	**-49.2%**
Income tax expense						
Current	36	(1,783)	n/a	(3,810)	(12,782)	-70.2%
Deferred	2,203	(6,358)	n/a	(3,928)	(15,855)	-75.2%
Net profit (Loss)	**(20,188)**	**23,207**	**n/a**	**9,681**	**5,627**	**72.0%**

Net Revenues

Net revenue decreased 13.2% to Ps. 99,398 million in 4Q23, from Ps. 114,483 million in the comparable quarter last year, with a decline across all segments, being more moderate in the Aggregates and Railroad segments.

The cement, masonry cement, and lime segment was down 16.0% YoY, with volumes contracting by 10.1%, the bulk mode of dispatch was impacted by political transition and the economic environment, especially in the last month of the period. The bagged cement showed a more moderate decrease, following the trend of the previous quarters. Additionally, this effect was coupled with a softer price dynamic that, despite moving with inflation, showed a decrease due to higher monthly inflation figures and the timing of price adjustments.

Concrete registered a decrease in its topline of 20.3% compared to 4Q22, primarily due to lower volumes, which were down by 17.5%. The Aggregates segment posted a decrease in revenues of 9.5%, where the positive price performance partially offset the lower volume.

Railroad revenues decreased by 10.5% in 4Q23 compared to the same quarter of 2022, primarily due to a lower transported volume, which decreased by 9.0% in the quarter, mainly affected by the decrease in transported volumes of aggregates.

For fiscal year 2023, net revenue decreased by 6.6% to Ps. 422,161 million from Ps. 451,954 million in fiscal year 2022, primarily due to lower topline performance of our core business, Cement, followed by the Railroad segment. This was partially offset by a better performance of Concrete and Aggregates.

Cost of sales, and Gross profit

Cost of sales decreased by 12.8% YoY, reaching Ps. 73,379 million in 4Q23, mainly due to the decrease in sales volumes across all segments and the lower impact of depreciations in the Cement and Railroad segments. Regarding the cost of sales for Cement, the segment posted a decrease of 7.0% on a per-ton basis. The main reason for this was the reduction in energy inputs, primarily driven by lower consumption of thermal energy per ton, coupled with a decrease in natural gas prices. Similarly, the cost of electrical energy improved as the proportion of hydraulic energy, which has a lower cost, increased in the country's electrical generation matrix. Additionally, there was lower depreciation than that registered in 4Q22.

Gross Profit decreased 14.3% YoY to Ps. 26,018 million in 4Q23, from Ps. 30,375 million in 4Q22, with a gross profit margin contraction of only 36 basis points YoY to 26.2%.

During fiscal year 2023, **Gross Profit** decreased 13.2% to Ps. 105,907 million with a gross profit margin contracting 192 basis points to 25.1%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 4Q23 remained flat, with a variation of only -0.1% YoY to Ps. 9,959 million, from Ps. 9,965 million in 4Q22. As a percentage of sales, SG&A showed an increase against 4Q22 of 132 basis points, reaching 10.0% due to the decrease in the top line.

During fiscal year 2023, SG&A decreased by 0.8% compared with the previous year, and as a percentage of sales stood at 9.2%, increasing 54 bps.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2023	2022	% Chg.	2023	2022	% Chg.
Adjusted EBITDA reconciliation:						
Net profit (Loss)	(20,188)	23,207	n/a	9,681	5,627	72.0%
(+) Depreciation and amortization	6,698	9,672	-30.7%	32,191	41,349	-22.1%
(+) Tax on debits and credits to bank accounts	1,082	1,187	-8.9%	4,677	4,532	3.2%
(+) Income tax expense	(2,239)	8,141	n/a	7,738	28,637	-73.0%
(+) Financial interest, net	14,708	7,035	109.1%	57,812	14,143	308.8%
(+) Exchange rate differences, net	73,152	9,359	681.6%	117,212	23,104	407.3%
(+) Other financial expenses, net	4,049	1,476	174.3%	9,802	60,399	-83.8%
(+) Gain on net monetary position	(54,584)	(19,055)	186.5%	(138,760)	(42,810)	224.1%
(+) Share of profit (loss) of associates	-	-	n/a	-	-	n/a
(+) Impairment of property, plant and equipment	-	-	n/a	-	-	n/a
Adjusted EBITDA	**22,678**	**41,021**	**-44.7%**	**100,351**	**134,981**	**-25.7%**
Adjusted EBITDA Margin	*22.8%*	*35.8%*	*-1,302 bps*	*23.8%*	*29.9%*	*-610 bps*

Adjusted EBITDA decreased 44.7% YoY in the fourth quarter of 2023 to Ps. 22,678 million from Ps. 41,021 million in the same period of the previous year, mainly affected by lower adjusted EBITDA generated by our cement business, also followed by the other businesses.

Likewise, the Adjusted EBITDA margin contracted 1,302 basis points to 22.8% compared to 35.8% in 4Q22. The sale of a non-core asset in 4Q23 affected the base of comparison, and accounts for 913 basis points. Excluding this effect, the margin contracted 389 basis points, with margins decreasing across all segments.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment contracted 1,254 bps to 26.6%. Excluding the previously mention asset sale from the base of comparison, the margin contracted 217 bps. Prices, despite being adjusted by inflation, decreased when compared with 4Q22 due to high monthly inflation figures and the timing of the price adjustments. The lower top line performance was partially offset by efficient cost management driven by improved energy inputs.

Concrete Adjusted EBITDA margin contracted 121 bps, and stood at 1.5%, from 2.7% in 4Q22. Despite the cost and expenses controls, it couldn't fully offset the lower top line.

The Adjusted EBITDA margin of Aggregates contracted to 14.2%, from 25.9% in 4Q22, mainly due to higher sales costs and the effect of lower volumes, partially compensated by a positive price performance.

Finally, the Adjusted EBITDA margin of the Railroad segment contracted 922 bps to -4.2% in the fourth quarter, from 5.1% in 4Q22, principally due to higher costs, coupled with lower transported volumes.

During FY23, **Adjusted EBITDA** decreased 25.7% reaching Ps. 100,351 million from Ps. 134,981 million in FY22, with an Adjusted EBITDA margin compression of 610 basis points, from 29.9% in 2022 to 23.8% in 2023. Excluding the sale of the non-core asset of the base of comparison, the Adjusted EBITDA decreased 19.4%, contracting 378 basis points.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2023	2022	% Chg.	2023	2022	% Chg.
Exchange rate differences	(73,152)	(9,359)	681.6%	(117,212)	(23,104)	407.3%
Financial income	166	585	-71.7%	5,710	5,065	12.7%
Financial expense	(18,923)	(9,096)	108.0%	(73,323)	(79,607)	-7.9%
Gain on net monetary position	54,584	19,055	186.5%	138,760	42,810	224.1%
Total Finance Gain (Cost), Net	**(37,325)**	**1,185**	n/a	**(46,065)**	**(54,837)**	-16.0%

During 4Q23, the Company reported a total **Net Financial Cost** of Ps. 37.3 billion compared to a total net financial gain of Ps. 1.2 billion in 4Q22, mainly due to the impact in of the devaluation of the peso in exchange rate differences, partially offset by a gain in the net monetary position. In the same sense, we had an increase in the financial expense due to the higher debt position.

During FY 2023, the Company recorded a total net financial cost of Ps. 46.1 billion, compared to a net financial cost of Ps. 54.8 billion in 2022.

Net Profit and Net Profit Attributable to Owners of the Company

Net loss of Ps. 20,188 million in 4Q23 compared to a net profit of Ps. 23,207 million in the same period of the previous year. The higher total financial cost due to the devaluation, along with the sale of the non-core asset in 4Q22, are the principal reasons for the variation.

Net Loss Attributable to Owners of the Company stood at Ps. 19,780 million. During the quarter, the Company reported a loss per common share of Ps. 33.9003 and an ADR loss of Ps. 169.5014, compared to a gain per common share of Ps. 38.9166 and a gain per ADR of Ps. 194.5830 in 4Q22.

During fiscal year 2023, **Net Income Attributable to Owners of the Company** increased 70.7% YoY, to Ps. 10,305 million, from Ps. 6,037 million in fiscal year 2022, mainly as a result of a lower total net financial cost coupled with a lower tax position thar compensated a lower operational result.

Capitalization

Table 6: Capitalization and Debt Ratio

(amounts expressed in millions of pesos, unless otherwise noted)

	As of December 31,	
	2023	2022
Total Debt	147,370	64,680
- Short-Term Debt	37,225	33,914
- Long-Term Debt	110,146	30,766
Cash, Cash Equivalents and Investments	(6,734)	(15,293)
Total Net Debt	**140,636**	**49,388**
Shareholder's Equity	294,222	361,069
Capitalization	**441,592**	**425,749**
LTM Adjusted EBITDA	**100,351**	**134,981**
Net Debt /LTM Adjusted EBITDA	1.40x	0.37x

As of December 31, 2023, total Cash, Cash Equivalents, and Investments were Ps. 6,734 million compared with Ps. 15,293 million as of December 31, 2022. Total debt at the close of the quarter stood at Ps. 147,370 million, composed by Ps. 37,225 million in short-term borrowings, including the current portion of long-term borrowings (or 25% of total borrowings), and Ps. 110,146 million in long-term borrowings (or 75% of total borrowings).

At the close of the fourth quarter of 2023, 76% (or Ps. 111,359 million) of Loma Negra's total debt was denominated in U.S. dollars, and 24% (or Ps. 36,011 million) was in Pesos.

As of December 31, 2023, 24% of the Company's consolidated loans accrued interest at a variable rate and accrued interest based on BADLAR, as it is debt in pesos. The remaining 76% accrues interest at a fixed rate in foreign currency.

In the quarter the company issued a domestic bond in the total principal amount of US$ 10.0 million with maturity in 2Q26. Additionally, the company cancelled all remaining cross-border, US dollar short-term debt, extending the average duration of Loma Negra's total debt to 1.7 years.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 1.40x as of December 31, 2023, from 0.37x as of December 31, 2022, as a result of an increase in the debt position primarily due to the devaluation of the peso.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,		Twelve-months ended December 31,	
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	(20,188)	23,207	9,681	5,627
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	31,403	2,401	67,038	107,404
Changes in operating assets and liabilities	14,979	9,427	8,312	(15,367)
Net cash generated by operating activities	**26,194**	**35,035**	**85,030**	**97,664**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	(0)	649	290
Property, plant and equipment, Intangible Assets, net	(18,200)	(7,931)	(35,898)	(21,835)
Contributions to Trust	(102)	(71)	(577)	(603)
Investments, net	-	(1,290)	-	7,459
Net cash (used in) investing activities	**(18,302)**	**(9,292)**	**(35,825)**	**(14,689)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds / Repayments from borrowings, Interest paid	(31,494)	(20,610)	45,759	(3,670)
Dividends paid	(12)	0	(86,845)	(67,905)
Share repurchase plan	-	(2,414)	-	(5,598)
Net cash generated by (used in) by financing activities	**(31,506)**	**(23,024)**	**(41,086)**	**(77,172)**
Net increase (decrease) in cash and cash equivalents	**(23,614)**	**2,719**	**8,119**	**5,802**
Cash and cash equivalents at the beginning of the year	32,051	12,657	15,293	20,052
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(5,575)	(413)	(23,219)	(11,272)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	3,872	331	6,541	710
Cash and cash equivalents at the end of the period	**6,734**	**15,293**	**6,734**	**15,293**

In 4Q23, our operating cash generation stood at Ps. 26,194 million, compared to Ps. 35,035 million in the same period of the previous year, where the decrease in the net profit adjusted to reconcile to net cash provided by operating activities was partially compensated by a positive effect of the working capital, mainly due to lower income tax advances. During 4Q23, the Company used cash in financing activities for Ps. 31,506 million, mainly for the repayment of borrowings, and interests. We also issued the Class 4 bond that, along with short term borrowings, partially offset these effects. Regarding cash used in investing activities, The Company used a total of Ps. 18,200 million, primarily for maintenance capex and the ongoing project of adapting our dispatch facilities to use 25kg bags. During fiscal year 2023, the Company made capital investments for a total of Ps. 35,898 million. The cash flow generated by operating activities was Ps. 85,030 million compared to Ps. 97,664 million in FY 2022, and net cash used in financial activities for Ps. 41,086 million compared to Ps. 77,172 million the previous year, mainly explained by the increase in the debt position. Domestic Bond Issuance On November 2, 2023, the Company issued its Class 4 of domestic bonds in the total principal amount of US$ 10.0 million. Terms of the issue are as outlined below. Amount of Issue US$ 10 million Issue Price 100% of principal amount Interest rate 6% per annum Interest payments semiannually Maturity Bullet - 30 months Stipulation of Settlement Agreement On October 11th, the Company announced a stipulation of settlement with respect to the shareholder class action lawsuit captioned “Dan Kohl v. Loma Negra CIASA, et al. – Index No. 653114/2018 (District Court for the Southern District of New York)” (the “Class Action”). The settlement was preliminarily approved by the Court on November 30, 2023. Class members have been notified of the settlement and they have the opportunity to submit objections by March 20, 2024. A final approval hearing is scheduled for April 10, 2024. All material payment obligations under the settlement are covered by D&O insurance policies. The settlement contains no admission of concession of any liability of wrongdoing by Loma Negra or other defendant in the Class Action and provides a full release of all the claims.

4Q23 Earnings Conference Call When: 10:00 a.m. U.S. ET (12:00 p.m. BAT), March 7, 2024 Dial-in: 0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=U8uXvhvL Replay: A telephone replay of the conference call will be available until March 14, 2024. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 4477215. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of December 31, As of December 31, 2023 2022 ASSETS Non-current assets Property, plant and equipment 482,128 477,921 Right to use assets 2,546 3,271 Intangible assets 1,585 1,463 Investments 32 32 Goodwill 318 318 Inventories 22,671 19,868 Other receivables 1,848 3,491 Total non-current assets 511,128 506,365 Current assets Inventories 76,486 63,540 Other receivables 21,748 18,217 Trade accounts receivable 22,749 28,410 Investments 1,710 13,223 Cash and banks 5,024 2,070 Total current assets 127,717 125,460 TOTAL ASSETS 638,845 631,826 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 121,976 118,151 Reserves 165,388 236,274 Retained earnings 6,876 6,037 Accumulated other comprehensive income - - Equity attributable to the owners of the Company 294,239 360,462 Non-controlling interests (18) 607 TOTAL SHAREHOLDER'S EQUITY 294,222 361,069 LIABILITIES Non-current liabilities Borrowings 110,146 30,766 Accounts payables - - Provisions 6,742 4,071 Salaries and social security payables 527 294 Debts for leases 2,773 2,439 Other liabilities 478 511 Deferred tax liabilities 106,599 102,672 Total non-current liabilities 227,264 140,753 Current liabilities Borrowings 37,225 33,914 Accounts payable 57,255 55,117 Advances from customers 4,382 5,485 Salaries and social security payables 8,874 13,846 Other liabilities - Related companies - - Tax liabilities 2,951 9,078 Debts for leases 1,215 879 Other liabilities 5,458 11,684 Total current liabilities 117,359 130,004 TOTAL LIABILITIES 344,623 270,757 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 638,845 631,826

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,			Twelve-months ended December 31,		
	2023	**2022**	% Change	**2023**	**2022**	% Change
Net revenue	99,398	114,483	-13.2%	422,161	451,954	-6.6%
Cost of sales	(73,379)	(84,108)	-12.8%	(316,254)	(329,905)	-4.1%
Gross Profit	**26,018**	**30,375**	**-14.3%**	**105,907**	**122,049**	**-13.2%**
Selling and administrative expenses	(9,959)	(9,965)	-0.1%	(38,666)	(38,959)	-0.8%
Other gains and losses	(79)	10,940	n/a	918	10,542	-91.3%
Tax on debits and credits to bank accounts	(1,082)	(1,187)	-8.9%	(4,677)	(4,532)	3.2%
Finance gain (cost), net						
Gain on net monetary position	54,584	19,055	186.5%	138,760	42,810	224.1%
Exchange rate differences	(73,152)	(9,359)	681.6%	(117,212)	(23,104)	407.3%
Financial income	166	585	-71.7%	5,710	5,065	12.7%
Financial expenses	(18,923)	(9,096)	108.0%	(73,323)	(79,607)	-7.9%
Profit (loss) before taxes	**(22,427)**	**31,348**	**n/a**	**17,418**	**34,264**	**-49.2%**
Income tax expense						
Current	36	(1,783)	n/a	(3,810)	(12,782)	-70.2%
Deferred	2,203	(6,358)	n/a	(3,928)	(15,855)	-75.2%
Net Profit (Loss)	**(20,188)**	**23,207**	**n/a**	**9,681**	**5,627**	**72.0%**
Net Profit (Loss) for the period attributable to:						
Owners of the Company	(19,780)	22,746	n/a	10,305	6,037	70.7%
Non-controlling interests	(408)	461	n/a	(625)	(410)	52.2%
NET PROFIT (LOSS) FOR THE PERIOD	**(20,188)**	**23,207**	**n/a**	**9,681**	**5,627**	**72.0%**
Earnings per share (basic and diluted):	**(33.9003)**	**38.9166**	**n/a**	**17.6599**	**10.3144**	**71.2%**

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,		Twelve-months ended December 31,	
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	**(20,188)**	**23,207**	**9,681**	**5,627**
Adjustments to reconcile net profit to net cash provided by operating activities				
Income tax expense	(2,239)	8,141	7,738	28,637
Depreciation and amortization	6,698	9,672	32,191	41,349
Provisions	2,776	1,041	6,994	4,053
Exchange rate differences	62,715	6,032	95,095	15,042
Interest expense	14,807	6,863	62,212	15,899
Loss on transactions with securities	718	(0)	1,836	54,919
Gain on disposal of property, plant and equipment	177	(10,480)	(451)	(10,486)
Gain on net monetary position	(54,584)	(19,055)	(138,760)	(42,810)
Impairment of trust fund	102	168	(212)	603
Share-based payment	233	19	396	197
Changes in operating assets and liabilities				
Inventories	(7,840)	(4,743)	(14,575)	(9,859)
Other receivables	(5,332)	(3,734)	(4,793)	(9,894)
Trade accounts receivable	(3,054)	(5,478)	(25,045)	(22,255)
Advances from customers	1,117	112	1,504	750
Accounts payable	24,178	21,630	45,212	34,765
Salaries and social security payables	3,220	4,489	6,742	8,769
Provisions	32	(411)	(672)	(1,256)
Tax liabilities	(6,410)	3,590	(1,596)	16,553
Other liabilities	5,248	245	7,068	176
Income tax paid	3,821	(6,274)	(5,533)	(33,116)
Net cash generated by (used in) operating activities	**26,194**	**35,035**	**85,030**	**97,664**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	(0)	649	290
Proceeds from disposal of Property, plant and equipment	(248)	10,177	825	10,264
Payments to acquire Property, plant and equipment	(17,735)	(17,890)	(36,053)	(31,774)
Payments to acquire Intangible Assets	(217)	(218)	(670)	(325)
Proceeds from maturity investments	-	(1,290)	-	7,459
Contributions to Trust	(102)	(71)	(577)	(603)
Net cash generated by (used in) investing activities	**(18,302)**	**(9,292)**	**(35,825)**	**(14,689)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from non-convertible negotiable obligations	4,387	-	142,487	-
Proceeds from borrowings	13,004	2,023	69,469	161,017
Loss on transactions with securities	1,118	54,919	-	-
Interest paid	(15,594)	(6,261)	(54,374)	(14,810)
Dividends paid	(12)	0	(86,845)	(67,905)
Debts for leases	(239)	(429)	(961)	(882)
Repayment of borrowings	(34,170)	(70,862)	(110,862)	(148,995)
Share repurchase plan	-	(2,414)	-	(5,598)
Net cash generated by (used in) financing activities	**(31,506)**	**(23,024)**	**(41,086)**	**(77,172)**
Net increase (decrease) in cash and cash equivalents	(23,614)	2,719	8,119	5,802
Cash and cash equivalents at the beginning of the period	32,051	12,657	15,293	20,052
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(5,575)	(413)	(23,219)	(11,272)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	3,872	331	6,541	710
Cash and cash equivalents at the end of the period	**6,734**	**15,293**	**6,734**	**15,293**

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended December 31,				Twelve-months ended December 31,			
	2023	%	2022	%	2023	%	2022	%
Net revenue	**81,222**	100.0%	**34,933**	100.0%	**233,339**	100.0%	**109,243**	100.0%
Cement, masonry cement and lime	71,974	88.6%	30,739	88.0%	205,007	87.9%	96,499	88.3%
Concrete	6,899	8.5%	3,263	9.3%	21,866	9.4%	9,390	8.6%
Railroad	6,517	8.0%	2,727	7.8%	18,451	7.9%	8,720	8.0%
Aggregates	2,381	2.9%	988	2.8%	7,071	3.0%	2,775	2.5%
Others	524	0.6%	189	0.5%	1,355	0.6%	664	0.6%
Eliminations	(7,073)	-8.7%	(2,973)	-8.5%	(20,411)	-8.7%	(8,805)	-8.1%
Cost of sales	**47,563**	100.0%	**21,877**	100.0%	**143,313**	100.0%	**69,225**	100.0%
Cement, masonry cement and lime	39,414	82.9%	18,378	84.0%	118,764	82.9%	58,125	84.0%
Concrete	6,627	13.9%	3,065	14.0%	20,728	14.5%	8,925	12.9%
Railroad	6,320	13.3%	2,569	11.7%	17,254	12.0%	8,308	12.0%
Aggregates	1,952	4.1%	734	3.4%	6,081	4.2%	2,283	3.3%
Others	324	0.7%	103	0.5%	897	0.6%	390	0.6%
Eliminations	(7,073)	-14.9%	(2,973)	-13.6%	(20,411)	-14.2%	(8,805)	-12.7%
Selling, admin. expenses and other gains & losses	**7,732**	100.0%	**(702)**	100.0%	**19,489**	100.0%	**5,397**	100.0%
Cement, masonry cement and lime	7,010	90.7%	(1,005)	143.3%	17,260	88.6%	4,345	80.5%
Concrete	88	1.1%	89	-12.7%	681	3.5%	337	6.3%
Railroad	422	5.5%	135	-19.2%	1,022	5.2%	469	8.7%
Aggregates	26	0.3%	9	-1.3%	73	0.4%	33	0.6%
Others	186	2.4%	71	-10.1%	453	2.3%	211	3.9%
Depreciation and amortization	**1,096**	100.0%	**985**	100.0%	**3,871**	100.0%	**3,137**	100.0%
Cement, masonry cement and lime	910	83.0%	767	77.9%	3,097	80.0%	2,411	76.9%
Concrete	33	3.0%	12	1.2%	104	2.7%	57	1.8%
Railroad	167	15.2%	174	17.7%	547	14.1%	608	19.4%
Aggregates	(15)	-1.4%	30	3.1%	117	3.0%	56	1.8%
Others	1	0.1%	1	0.1%	5	0.1%	5	0.2%
Adjusted EBITDA	**27,022**	100.0%	**14,742**	100.0%	**74,408**	100.0%	**37,758**	100.0%
Cement, masonry cement and lime	26,460	97.9%	14,133	95.9%	72,081	96.9%	36,440	96.5%
Concrete	217	0.8%	121	0.8%	561	0.8%	185	0.5%
Railroad	(58)	-0.2%	197	1.3%	721	1.0%	550	1.5%
Aggregates	388	1.4%	276	1.9%	1,035	1.4%	515	1.4%
Others	16	0.1%	16	0.1%	10	0.0%	68	0.2%
Reconciling items:								
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(4,344)		26,279		25,943		97,223	
Depreciation and amortization	(6,698)		(9,672)		(32,191)		(41,349)	
Tax on debits and credits banks accounts	(1,082)		(1,187)		(4,677)		(4,532)	
Finance gain (cost), net	(37,325)		1,185		(46,065)		(54,837)	
Income tax	2,239		(8,141)		(7,738)		(28,637)	
Share of profit of associates	-		-		-		-	
Impairment of property, plant and equipment	-		-		-		-	
NET PROFIT (LOSS) FOR THE PERIOD	**(20,188)**		**23,207**		**9,681**		**5,627**